Credit Suisse Securities (USA) LLC	BMO Capital Markets Corp.
Eleven Madison Avenue	3 Times Square
New York, NY 10010-3629	New York, NY 10036

September 21, 2018

VIA EDGAR

Re:	Entasis Therapeutics Holdings Inc.
Registration Statement on Form S-1
Registration File No. 333-226920
Request for Acceleration

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 1,000 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period September 18, 2018 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Entasis Therapeutics Holdings Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on September 25, 2018, or as soon thereafter as practicable.

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Very truly yours,

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name: John Kolz
Title: Managing Director

By:	BMO Capital Markets Corp.

By:	/s/ Annette Grimaldi
Name: Annette Grimaldi
Title: Managing Director

[Signature page to Acceleration Request Letter]